Exhibit 99.2

Unaudited Consolidated Financial Statements

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

(unaudited)

		Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars, except per share amounts)	Notes	2024	2023	2024	2023

CONTINUING OPERATIONS

Revenues	2	1,724	1,594	5,349	4,979

Operating expenses	5	(1,117)	(958)	(3,288)	(3,022)

Depreciation		(30)	(28)	(87)	(87)

Amortization of computer software		(151)	(132)	(458)	(377)

Amortization of other identifiable intangible assets		(21)	(24)	(69)	(72)

Other operating gains (losses), net	6	10	(11)	(60)	353

Operating profit		415	441	1,387	1,774

Finance costs, net:

Net interest expense	7	(21)	(32)	(97)	(121)

Other finance (costs) income	7	(32)	117	(8)	(75)

Income before tax and equity method investments		362	526	1,282	1,578

Share of post-tax (losses) earnings in equity method investments	8	(8)	(174)	45	815

Tax (expense) benefit	9	(77)	18	258	(397)

Earnings from continuing operations		277	370	1,585	1,996

Earnings (loss) from discontinued operations, net of tax		24	(3)	35	21

Net earnings		301	367	1,620	2,017

Earnings (loss) attributable to

Common shareholders		301	367	1,623	2,017

Non-controlling interests		–	–	(3)	–

Earnings per share:	10

Basic earnings (loss) per share:

From continuing operations		$0.61	$0.81	$3.51	$4.27

From discontinued operations		0.06	(0.01)	0.08	0.05

Basic earnings per share		$0.67	$0.80	$3.59	$4.32

Diluted earnings (loss) per share:

From continuing operations		$0.61	$0.81	$3.51	$4.27

From discontinued operations		0.06	(0.01)	0.08	0.04

Diluted earnings per share		$0.67	$0.80	$3.59	$4.31

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

		Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	Notes	2024	2023	2024	2023

Net earnings		301	367	1,620	2,017

Other comprehensive income (loss):

Items that have been or may be subsequently reclassified to net earnings:

Cash flow hedges adjustments to net earnings	7	(10)	22	32	(3)

Cash flow hedges adjustments to equity		10	(22)	(23)	(2)

Foreign currency translation adjustments to equity		152	(124)	65	27

		152	(124)	74	22

Items that will not be reclassified to net earnings:

Fair value adjustments on financial assets	12	(4)	(2)	5	4

Related tax benefit (expense) on fair value adjustments on financial assets		1	–	(1)	–

Remeasurement on defined benefit pension plans		16	(58)	28	(43)

Related tax (expense) benefit on remeasurement on defined benefit pension plans		(4)	15	(10)	11

		9	(45)	22	(28)

Other comprehensive income (loss)		161	(169)	96	(6)

Total comprehensive income		462	198	1,716	2,011

Comprehensive income (loss) for the period attributable to:

Common shareholders:

Continuing operations		438	201	1,689	1,990

Discontinued operations		24	(3)	35	21

Non-controlling interests		–	–	(8)	–

Total comprehensive income		462	198	1,716	2,011

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

		September 30,	December 31,

(millions of U.S. dollars)	Notes	2024	2023

Cash and cash equivalents	12	1,731	1,298

Trade and other receivables		1,011	1,122

Other financial assets	12	54	66

Prepaid expenses and other current assets		394	435

Current assets excluding assets held for sale		3,190	2,921

Assets held for sale	11	168	–

Current assets		3,358	2,921

Property and equipment, net		430	447

Computer software, net		1,430	1,236

Other identifiable intangible assets, net		3,165	3,165

Goodwill		7,342	6,719

Equity method investments	8	277	2,030

Other financial assets	12	380	444

Other non-current assets	13	623	618

Deferred tax		1,426	1,104

Total assets		18,431	18,684

LIABILITIES AND EQUITY

Liabilities

Current indebtedness	12	1,036	372

Payables, accruals and provisions	14	1,063	1,114

Current tax liabilities		296	248

Deferred revenue		1,044	992

Other financial liabilities	12	100	507

Current liabilities excluding liabilities associated with assets held for sale		3,539	3,233

Liabilities associated with assets held for sale	11	22	–

Current liabilities		3,561	3,233

Long-term indebtedness	12	1,847	2,905

Provisions and other non-current liabilities	15	670	692

Other financial liabilities	12	243	237

Deferred tax		237	553

Total liabilities		6,558	7,620

Equity

Capital	16	3,462	3,405

Retained earnings		9,370	8,680

Accumulated other comprehensive loss		(959)	(1,021)

Total equity		11,873	11,064

Total liabilities and equity		18,431	18,684

Contingencies (note 19)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

		Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	Notes	2024	2023	2024	2023
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings from continuing operations		277	370	1,585	1,996
Adjustments for:
Depreciation		30	28	87	87
Amortization of computer software		151	132	458	377
Amortization of other identifiable intangible assets		21	24	69	72
Share of post-tax losses (earnings) in equity method investments	8	8	174	(45)	(815)
Net (gains) losses on disposals of businesses and investments		(1)	6	3	(341)
Deferred tax		8	(251)	(687)	(369)
Other	17	56	(89)	173	188
Changes in working capital and other items	17	206	257	252	417
Operating cash flows from continuing operations		756	651	1,895	1,612
Operating cash flows from discontinued operations		–	23	(2)	24
Net cash provided by operating activities		756	674	1,893	1,636
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	18	(25)	(678)	(492)	(1,201)
Proceeds related to disposals of businesses and investments		33	–	29	418
Proceeds from sales of LSEG shares	8	–	1,517	1,854	5,393
Capital expenditures		(149)	(145)	(446)	(412)
Other investing activities	8	–	14	6	82
Taxes paid on sales of LSEG shares and disposals of businesses		(65)	(273)	(202)	(543)
Investing cash flows from continuing operations		(206)	435	749	3,737
Investing cash flows from discontinued operations		–	–	–	(1)
Net cash (used in) provided by investing activities		(206)	435	749	3,736
FINANCING ACTIVITIES
Repayments of debt	12	(242)	–	(290)	–
Net repayments under short-term loan facilities	12	–	(1,214)	(139)	(443)
Payments of lease principal		(15)	(13)	(46)	(44)
Payments for return of capital on common shares		–	–	–	(2,045)
Repurchases of common shares	16	–	–	(639)	(718)
Dividends paid on preference shares		(1)	(1)	(4)	(4)
Dividends paid on common shares	16	(236)	(218)	(708)	(672)
Purchase of non-controlling interests	18	–	–	(384)	–
Other financing activities		2	(3)	3	2
Net cash used in financing activities		(492)	(1,449)	(2,207)	(3,924)
Translation adjustments		3	(2)	(2)	(1)
Increase (decrease) in cash and cash equivalents		61	(342)	433	1,447
Cash and cash equivalents at beginning of period		1,670	2,858	1,298	1,069
Cash and cash equivalents at end of period		1,731	2,516	1,731	2,516
Supplemental cash flow information is provided in note 17.
Interest paid, net of debt related hedges		(20)	(28)	(104)	(130)
Interest received		23	31	53	55
Income taxes paid	17	(90)	(284)	(373)	(662)

Interest received and interest paid are reflected as operating cash flows.

Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on financial instruments	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Shareholders’ equity	Non- controlling interests (see note 18)	Total equity

Balance, December 31, 2023	1,901	1,504	3,405	8,680	21	(1,042)	(1,021)	11,064	–	11,064

Net earnings	–	–	–	1,623	–	–	–	1,623	(3)	1,620

Other comprehensive income (loss)	–	–	–	18	13	70	83	101	(5)	96

Total comprehensive income (loss)	–	–	–	1,641	13	70	83	1,724	(8)	1,716

Non-controlling interests on acquisition of subsidiaries	–	–	–	–	–	–	–	–	388	388

Purchase of non-controlling interests	–	–	–	(4)	–	–	–	(4)	(380)	(384)

Transfer of gain on disposal of equity investments to retained earnings	–	–	–	21	(21)	–	(21)	–	–	–

Dividends declared on preference shares	–	–	–	(4)	–	–	–	(4)	–	(4)

Dividends declared on common shares	–	–	–	(730)	–	–	–	(730)	–	(730)

Shares issued under Dividend Reinvestment Plan (“DRIP”)	22	–	22	–	–	–	–	22	–	22

Repurchases of common shares (see note 16)	(16)	–	(16)	(234)	–	–	–	(250)	–	(250)

Stock compensation plans	134	(83)	51	–	–	–	–	51	–	51

Balance, September 30, 2024	2,041	1,421	3,462	9,370	13	(972)	(959)	11,873	–	11,873

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on financial instruments	Foreign currency translation adjustments	AOCL	Shareholders’ equity	Non- controlling interests	Total equity

Balance, December 31, 2022	3,864	1,534	5,398	7,642	17	(1,172)	(1,155)	11,885	–	11,885

Net earnings	–	–	–	2,017	–	–	–	2,017	–	2,017

Other comprehensive (loss) income	–	–	–	(32)	(1)	27	26	(6)	–	(6)

Total comprehensive income (loss)	–	–	–	1,985	(1)	27	26	2,011	–	2,011

Return of capital on common shares	(2,107)	60	(2,047)	–	–	–	–	(2,047)	–	(2,047)

Dividends declared on preference shares	–	–	–	(4)	–	–	–	(4)	–	(4)

Dividends declared on common shares	–	–	–	(686)	–	–	–	(686)	–	(686)

Shares issued under DRIP	14	–	14	–	–	–	–	14	–	14

Repurchases of common shares (see note 16)	2	–	2	(2)	–	–	–	–	–	–

Stock compensation plans	125	(104)	21	(2)	–	–	–	19	–	19

Balance, September 30, 2023	1,898	1,490	3,388	8,933	16	(1,145)	(1,129)	11,192	–	11,192

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Corporation

Notes to Consolidated Financial Statements (unaudited)

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business Description and Basis of Preparation

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company serves professionals across legal, tax, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news.

These unaudited interim consolidated financial statements (“interim financial statements”) were approved by the Audit Committee of the Board of Directors of the Company on November 4, 2024.

Basis of preparation

The interim financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2023. The interim financial statements comply with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving more judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been disclosed in note 2 of the consolidated financial statements for the year ended December 31, 2023.

The Company continues to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth, and an evolving interest rate and inflationary backdrop, among other factors. While the Company is closely monitoring these conditions to assess potential impacts on its businesses, some of management’s estimates and judgments may be more variable and may change materially in the future due to the significant uncertainty created by these circumstances.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2023, which are included in the Company’s 2023 annual report.

References to “$” are to U.S. dollars, references to “C$” are to Canadian dollars, references to “£” are to British pounds sterling and references to SEK are to Swedish Krona.

Recent accounting pronouncements

IAS 21, The Effect of Changes in Foreign Exchange Rates

In August 2023, the IASB issued amendments to IAS 21, which provide guidance on the determination of an exchange rate to translate transactions and financial statements denominated or presented in a currency that is not exchangeable into another currency. The amendments are effective for reporting periods beginning January 1, 2025. The Company does not expect a material impact from the adoption of these amendments on its financial statements.

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which will replace IAS 1, Presentation of Financial Statements, and is effective for reporting periods beginning January 1, 2027. IFRS 18 will change the presentation of the Company’s financial statements and add new disclosure requirements. Specifically, the new standard requires:

●

The consolidated income statement to be structured according to operating, investing and financing categories, and include additional subtotals for “Operating Profit” and “Profit Before Financing and Income Taxes”;

●

Management-defined performance measurements (“MPM’s”), which represent certain of the Company’s non-IFRS measures, to be identified, defined, and have an explanation why each one is useful. Each MPM must be reconciled to the most directly comparable IFRS subtotal. All disclosures related to MPM’s must be disclosed in a single footnote within the consolidated financial statements; and

●

The application of enhanced guidance related to the grouping of financial information associated with amounts presented within the financial statements, otherwise known as aggregation or disaggregation.

The Company is assessing the impact of IFRS 18 on its disclosures.

Amendments to IAS 7, Statement of Cash Flows

The amendments were issued to align the presentation of the statement of cash flows, as prepared under the indirect method, to the changes prescribed to the income statement under IFRS 18.

Both IFRS 18 and the amendments to IAS 7 are disclosure related and do not impact the Company’s results of operations, financial condition, or cash flows.

Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures. The amendments introduce:

●	An election permitting derecognition of financial liabilities that are settled through an electronic payment system before the actual settlement date, if certain conditions are met; and

●

Expanded disclosures for (a) investments in equity instruments and (b) financial liabilities that have features unrelated to basic lending risks, such as achieving sustainability targets, that could affect the cash flows of those liabilities.

The amendments are effective for reporting periods beginning on January 1, 2026. The Company is assessing the impact of the amendments on its financial statements and its disclosures.

International Financial Reporting Interpretations Committee (“IFRIC”) agenda decision on segment reporting

In July 2024, the IASB approved an IFRIC agenda decision that clarified specific disclosure requirements in IFRS 8, Operating Segments. The agenda decision solely relates to disclosures and does not affect the measurement of a reportable segment’s profit or loss. The Company is assessing the impact of this IFRIC for its December 31, 2024 annual financial statements.

Other pronouncements issued by the IASB and IFRIC are not applicable or consequential to the Company.

Note 2: Revenues

Revenues by type and geography

The following tables disaggregate revenues by type and geography and reconcile them to reportable segments (see note 3).

Revenues by type	Legal				Tax & Accounting				Global		Eliminations/
Three months ended	Professionals		Corporates		Professionals		Reuters News		Print		Rounding		Total
September 30,	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

Recurring	721	661	390	349	170	160	167	158	–	–	(6)	(5)	1,442	1,323
Transactions	24	27	47	42	51	43	32	22	–	–	–	–	154	134
Global Print	–	–	–	–	–	–	–	–	128	137	–	–	128	137
Total	745	688	437	391	221	203	199	180	128	137	(6)	(5)	1,724	1,594

Revenues by type	Legal				Tax & Accounting				Global		Eliminations/
Nine months ended	Professionals		Corporates		Professionals		Reuters News		Print		Rounding		Total
September 30,	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

Recurring	2,121	2,000	1,142	1,015	548	503	495	468	–	–	(18)	(17)	4,288	3,969
Transactions	72	107	244	203	251	211	119	81	–	–	–	–	686	602
Global Print	–	–	–	–	–	–	–	–	375	408	–	–	375	408
Total	2,193	2,107	1,386	1,218	799	714	614	549	375	408	(18)	(17)	5,349	4,979

Revenues by geography (country of destination)	Legal				Tax & Accounting				Global		Eliminations/
Three months ended	Professionals		Corporates		Professionals		Reuters News		Print		Rounding		Total
September 30,	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

U.S.	599	557	346	316	164	152	48	32	95	99	(6)	(5)	1,246	1,151
Canada (country of domicile)	27	21	4	2	5	5	–	1	14	18	–	–	50	47
Other	8	8	14	19	40	36	3	4	3	4	–	–	68	71

Americas (North America, Latin America, South America)	634	586	364	337	209	193	51	37	112	121	(6)	(5)	1,364	1,269

U.K.	69	69	34	30	6	5	105	102	10	9	–	–	224	215
Other	10	6	26	12	1	1	30	28	1	1	–	–	68	48
EMEA (Europe, Middle East and Africa)	79	75	60	42	7	6	135	130	11	10	–	–	292	263
Asia Pacific	32	27	13	12	5	4	13	13	5	6	–	–	68	62
Total	745	688	437	391	221	203	199	180	128	137	(6)	(5)	1,724	1,594

Revenues by geography (country of destination)	Legal				Tax & Accounting				Global		Eliminations/
Nine months ended	Professionals		Corporates		Professionals		Reuters News		Print		Rounding		Total
September 30,	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

U.S.	1,770	1,710	1,075	982	614	548	160	106	286	303	(18)	(17)	3,887	3,632
Canada (country of domicile)	76	61	12	10	30	28	3	4	34	48	–	–	155	151
Other	23	23	63	57	117	105	7	8	9	11	–	–	219	204

Americas (North America, Latin America, South America)	1,869	1,794	1,150	1,049	761	681	170	118	329	362	(18)	(17)	4,261	3,987

U.K.	202	199	105	88	20	18	317	307	26	25	–	–	670	637
Other	31	31	89	42	4	1	89	85	4	4	–	–	217	163
EMEA (Europe, Middle East and Africa)	233	230	194	130	24	19	406	392	30	29	–	–	887	800
Asia Pacific	91	83	42	39	14	14	38	39	16	17	–	–	201	192
Total	2,193	2,107	1,386	1,218	799	714	614	549	375	408	(18)	(17)	5,349	4,979

The Company revised its 2023 revenues by geography to correct immaterial misclassifications, which did not impact total segment revenues or total consolidated revenues.

Note 3: Segment Information

The Company is organized as five reportable segments, reflecting how the businesses are managed. The segments offer products and services to target customers as described below.

Legal Professionals

The Legal Professionals segment serves law firms and governments with research and workflow products powered by emerging technologies, including generative AI, focusing on intuitive legal research and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

The Corporates segment serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with the Company’s full suite of content-driven technologies, including generative AI, providing integrated workflow solutions designed to help our customers digitally transform and achieve their business outcomes.

Tax & Accounting Professionals

The Tax & Accounting Professionals segment serves tax, audit, and accounting professionals’ firms (other than the seven largest, which are served by the Corporates segment) with research and automated workflow products powered by emerging technologies, including generative AI.

Reuters News

The Reuters News segment supplies business, financial and global news to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and to financial market professionals exclusively via London Stock Exchange Group (“LSEG”) products.

Global Print

The Global Print segment provides legal and tax information primarily in print format to customers around the world.

The Company also reports “Corporate costs”, which includes expenses for corporate functions and does not qualify as a reportable segment.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Revenues
Legal Professionals	745	688	2,193	2,107
Corporates	437	391	1,386	1,218
Tax & Accounting Professionals	221	203	799	714
Reuters News	199	180	614	549
Global Print	128	137	375	408
Eliminations/Rounding	(6)	(5)	(18)	(17)
Revenues	1,724	1,594	5,349	4,979

Adjusted EBITDA
Legal Professionals	334	338	1,003	1,001
Corporates	162	164	518	481
Tax & Accounting Professionals	59	64	331	302
Reuters News	40	37	151	111
Global Print	43	55	133	158
Total reportable segments adjusted EBITDA	638	658	2,136	2,053
Corporate costs	(29)	(26)	(75)	(82)
Fair value adjustments(1)	(2)	4	–	(14)
Depreciation	(30)	(28)	(87)	(87)
Amortization of computer software	(151)	(132)	(458)	(377)
Amortization of other identifiable intangible assets	(21)	(24)	(69)	(72)
Other operating gains (losses), net	10	(11)	(60)	353
Operating profit	415	441	1,387	1,774
Net interest expense	(21)	(32)	(97)	(121)
Other finance (costs) income	(32)	117	(8)	(75)
Share of post-tax (losses) earnings in equity method investments	(8)	(174)	45	815
Tax (expense) benefit	(77)	18	258	(397)
Earnings from continuing operations	277	370	1,585	1,996

(1)

Includes acquired deferred revenue of $2 million in the three months ended September 30, 2024 and 2023, respectively, and $8 million and $15 million in the nine months ended September 30, 2024 and 2023, respectively.

Reuters News revenues included $6 million and $5 million in the three months ended September 30, 2024 and 2023, respectively, and $18 million and $17 million in the nine months ended September 30, 2024 and 2023, respectively, primarily from content-related services that it provided to the Legal Professionals, Corporates and Tax & Accounting Professionals segments.

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. These measures are defined below and may not be comparable to similar measures of other companies.

Segment Adjusted EBITDA

●

Segment adjusted EBITDA represents earnings or loss from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of computer software and other identifiable intangible assets, the Company’s share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, corporate related items and fair value adjustments, including those related to acquired deferred revenue.

●	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
●

Each segment includes an allocation of costs, based on usage or other applicable measures, for centralized support services such as technology, customer service, commercial policy, facilities management, and product and content development. Additionally, product costs are allocated when one segment sells products managed by another segment.

Note 4: Seasonality

The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over the contract term and its costs are generally incurred evenly throughout the year. However, at the segment level, revenues on a consecutive quarter basis can be impacted by seasonality, most notably in the Company’s Tax & Accounting business, where revenues tend to be concentrated in the first and fourth quarters.

Note 5: Operating Expenses

The components of operating expenses include the following:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Salaries, commissions and allowances	612	541	1,783	1,693
Share-based payments	23	19	65	62
Post-employment benefits	29	30	91	87
Total staff costs	664	590	1,939	1,842
Goods and services(1)	362	294	1,088	931
Content	72	61	212	194
Telecommunications	10	10	29	29
Facilities	9	9	28	27
Fair value adjustments(2)	–	(6)	(8)	(1)
Total operating expenses	1,117	958	3,288	3,022

(1)	Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.
(2)	Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates.

Note 6: Other Operating Gains (Losses), Net

Other operating gains, net, were $10 million in the three months ended September 30, 2024. Other operating losses, net, were $60 million in the nine months ended September 30, 2024 and included an impairment of an equity method investment, which reflected a decline in the value of its commercial real estate holding, acquisition-related deal costs and costs related to a legal provision.

Other operating losses, net, were $11 million in the three months ended September 30, 2023. Other operating gains, net, were $353 million in the nine months ended September 30, 2023, which included a $347 million gain on the sale of a majority interest in the Company’s Elite business and a $23 million gain on the sale of a wholly-owned Canadian subsidiary to a company affiliated with The Woodbridge Company Limited (“Woodbridge”), the Company’s principal shareholder.

Note 7: Finance Costs, Net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Three months ended September 30,		Nine months ended September 30,

	2024	2023	2024	2023
Interest expense:
Debt	34	52	110	153
Derivative financial instruments – hedging activities	–	–	–	(1)
Other, net(1)	4	(7)	13	2
Fair value (gains) losses on cash flow hedges, transfer from equity	(14)	22	25	(3)
Net foreign exchange losses (gains) on debt	14	(22)	(25)	3
Net interest expense – debt and other	38	45	123	154
Net interest expense – leases	3	3	10	7
Net interest expense – pension and other post- employment benefit plans	6	7	18	19
Interest income	(26)	(23)	(54)	(59)
Net interest expense	21	32	97	121

(1)	The three and nine months ended September 30, 2023 included $12 million of benefits related to the reversal of accrued interest associated with the release of tax reserves (see note 9).

	Three months ended September 30,		Nine months ended September 30,

	2024	2023	2024	2023
Net losses (gains) due to changes in foreign currency exchange rates	30	(49)	(1)	10
Net (gains) losses on derivative instruments	–	(67)	2	68
Other	2	(1)	7	(3)
Other finance costs (income)	32	(117)	8	75

Net losses (gains) due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net (gains) losses on derivative instruments related to foreign exchange contracts that were intended to reduce foreign currency risk on a portion of the Company’s indirect investment in LSEG, which was denominated in British pounds sterling. In May 2024, the Company settled its remaining foreign exchange contracts in conjunction with the sale of its remaining shares in LSEG (see notes 8 and 12).

Note 8: Equity Method Investments

Equity method investments in the consolidated statement of financial position were comprised of the following:

	September 30,	December 31,

	2024	2023
YPL(1)	30	1,798
Other equity method investments	247	232
Total equity method investments	277	2,030

(1)	The balance as of September 30, 2024 represents undistributed cash from sale of remaining LSEG shares.

In May 2024, LSEG agreed to amend the terms of the contractual lock-up provisions previously agreed between LSEG and the Blackstone consortium/Thomson Reuters entities that hold the LSEG shares. The amended terms allowed the Company to sell its remaining LSEG shares that it indirectly owned through its direct investment in York Parent Limited and its subsidiaries (“YPL”) in the second quarter of 2024. YPL is an entity jointly owned by the Company and Blackstone’s consortium (comprised of The Blackstone Group and its subsidiaries, and private equity funds affiliated with Blackstone). The increase in other equity method investments reflects the Company’s ownership interest in certain companies affiliated with Pagero, which was acquired in January 2024 (see note 18).

The investment in LSEG was subject to equity accounting because the LSEG shares were held through YPL, over which the Company had significant influence. As YPL owned only the financial investment in LSEG shares, which the parties intended to sell over time, and was not involved in operating LSEG, the investment in LSEG shares held by YPL was accounted for at fair value, based on the share price of LSEG. As the investment in LSEG was denominated in British pounds sterling, the Company entered into a series of foreign exchange contracts to mitigate currency risk on its investment. The Company settled its remaining foreign exchange contracts in conjunction with the May 2024 LSEG share sale (see note 12).

In the nine months ended September 30, 2024, the Company sold 16.0 million shares of LSEG including 2.6 million that were subject to call options, for $1.9 billion of gross proceeds, which included $24 million received from the settlement of foreign exchange contracts and $58 million from shares sold in 2023 that settled in 2024. Of this amount, $1.8 billion was received in the form of dividends from YPL.

In the nine months ended September 30, 2023, the Company sold 55.1 million shares of LSEG that it indirectly owned for gross proceeds of $5.4 billion, which included $151 million from the settlement of foreign exchange contracts. Of this amount, $5.2 billion was received in the form of dividends from YPL.

These amounts were recorded as a reduction of the Company’s investment (except for the amounts related to the settlement of the foreign exchange contracts) and presented as investing activities in the consolidated statement of cash flow.

The Company’s share of post-tax (losses) earnings in equity method investments as reported in the consolidated income statement is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,

	2024	2023	2024	2023
YPL	–	(167)	68	828
Other equity method investments	(8)	(7)	(23)	(13)
Total share of post-tax (losses) earnings in equity method investments	(8)	(174)	45	815

The Company’s share of post-tax (losses) earnings in its YPL investment was comprised of the following items:

	Three months ended September 30,		Nine months ended September 30,

	2024	2023	2024	2023
(Decrease) increase in LSEG share price	–	(111)	(86)	587
Foreign exchange (losses) gains on LSEG shares	–	(107)	(3)	165
Dividend income	–	13	6	58
Loss from forward contract	–	–	–	(77)
(Loss) gain from call options	–	(1)	22	(1)
Historical excluded equity adjustment(1)	–	39	129	96
YPL - Share of post-tax (losses) earnings in equity method investments	–	(167)	68	828

(1)	Represents income from the recognition of the remaining cumulative impact of equity transactions that were excluded from the Company’s investment in YPL.

Set forth below is summarized financial information for 100% of YPL for the periods from January 1, 2024 through June 30, 2024 and for the nine months ended September 30, 2023, when YPL was a material associate of the Company. In the second quarter of 2024, the Company sold its remaining LSEG shares that it indirectly owned through its direct investment in YPL. As a result, YPL is no longer a material associate of the Company as of June 30, 2024.

	Six months ended June 30,	Nine months ended September 30,

	2024	2023
Mark-to-market of LSEG shares	(394)	1,850
Dividend income	32	154
Loss from forward contract	–	(179)
Gain (loss) from call options	92	(4)
Net (loss) earnings	(270)	1,821
Total comprehensive (loss) income	(270)	1,821

See note 20 for related party transactions with YPL.

Note 9: Taxation

Tax (expense) benefit was $(77) million and $258 million for the three and nine months ended September 30, 2024, respectively. The net tax benefit in the nine-month period included a $468 million benefit from the recognition of a deferred tax asset relating to new tax legislation enacted in Canada. The new legislation reduced the Company’s ability to deduct interest expense against its Canadian taxable income, thereby increasing Canadian taxable profits such that the Company now expects to utilize tax loss carryforwards and other tax attributes, which it had not previously recognized as a deferred tax asset.

In January 2024, the Company began recording tax expense associated with the “Pillar Two model rules” as published by the Organization for Economic Cooperation and Development and enacted by key jurisdictions in which the Company operates. These rules are designed to ensure large multinational enterprises within the scope of the rules pay a minimum level of tax in each jurisdiction where they operate. In general, the “Pillar Two model rules” apply a system of top-up taxes to bring the enterprise’s effective tax rate in each jurisdiction to a minimum of 15%. In the three and nine months ended September 30, 2024, the Company recorded $2 million and $9 million, respectively, of top-up tax expense which was attributable to its earnings in Switzerland.

Tax benefit was $18 million for the three months ended September 30, 2023 and included $38 million of tax benefits related to the Company’s loss in equity method investments and $15 million of tax expense related to other finance income, primarily from gains on foreign exchange contracts related to the Company’s investment in LSEG. The three-month period also included $61 million of benefits from the release of tax reserves due to the expiration of applicable statutes of limitation. Tax expense was $397 million in the nine months ended September 30, 2023 and included $195 million of tax expense related to the Company’s earnings in equity method investments and $16 million of tax benefits related to other finance costs. The nine-month period also included benefits of $61 million from the release of tax reserves and $24 million from the settlement of a tax audit, as well as $78 million of expense related to the sale of a majority stake in Elite.

Additionally, the tax benefit or expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Tax expense or benefit in interim periods is not necessarily indicative of the tax benefit or expense for the full year because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year.

Note 10: Earnings Per Share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Earnings attributable to common shareholders	301	367	1,623	2,017
Less: Dividends declared on preference shares	(1)	(1)	(4)	(4)
Earnings used in consolidated earnings per share	300	366	1,619	2,013
Less: (Earnings) loss from discontinued operations, net of tax	(24)	3	(35)	(21)
Earnings used in earnings per share from continuing operations	276	369	1,584	1,992

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Weighted-average number of common shares outstanding	449,751,215	455,341,000	450,650,598	465,951,100
Weighted-average number of vested DSUs	135,577	117,515	137,938	127,277
Basic	449,886,792	455,458,515	450,788,536	466,078,377
Effect of stock options and TRSUs	572,093	603,848	636,180	759,765
Diluted	450,458,885	456,062,363	451,424,716	466,838,142

Note 11: Assets Held for Sale

Assets held for sale substantially included the Company’s FindLaw business (see note 21). The assets and liabilities classified as held for sale in the consolidated statement of financial position are as follows:

September 30,

2024
Trade and other receivables	20
Prepaid expenses and other current assets	24
Computer software, net	21
Goodwill	85
Other assets	18
Total assets held for sale	168
Payables, accruals and provisions	20
Deferred revenue	2
Total liabilities associated with assets held for sale	22

Note 12: Financial Instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

September 30, 2024	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total

Cash and cash equivalents	343	1,388	–	–	1,731
Trade and other receivables	1,011	–	–	–	1,011
Other financial assets - current	7	5	–	42	54
Other financial assets - non-current	12	283	85	–	380
Current indebtedness	(1,036)	–	–	–	(1,036)
Trade payables (see note 14)	(196)	–	–	–	(196)
Accruals (see note 14)	(723)	–	–	–	(723)
Other financial liabilities - current(1)	(78)	(22)	–	–	(100)
Long-term indebtedness	(1,847)	–	–	–	(1,847)
Other financial liabilities - non current(2)	(210)	(33)	–	–	(243)
Total	(2,717)	1,621	85	42	(969)

December 31, 2023	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total

Cash and cash equivalents	392	906	–	–	1,298
Trade and other receivables	1,122	–	–	–	1,122
Other financial assets - current	8	58	–	–	66
Other financial assets - non-current	18	263	98	65	444
Current indebtedness	(372)	–	–	–	(372)
Trade payables (see note 14)	(181)	–	–	–	(181)
Accruals (see note 14)	(798)	–	–	–	(798)
Other financial liabilities - current(1)(3)	(463)	(44)	–	–	(507)
Long-term indebtedness	(2,905)	–	–	–	(2,905)
Other financial liabilities - non current(2)	(227)	(10)	–	–	(237)
Total	(3,406)	1,173	98	65	(2,070)

(1)	Includes lease liabilities of $59 million (2023 - $56 million).
(2)	Includes lease liabilities of $210 million (2023 - $209 million).
(3)	Included a commitment of up to $400 million related to the Company’s pre-defined plan with its broker to repurchase the Company’s shares during its internal trading blackout period.

Cash and cash equivalents

Of total cash and cash equivalents, $116 million and $100 million as of September 30, 2024 and December 31, 2023, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Commercial paper program

The Company’s $2.0 billion commercial paper program provides cost-effective and flexible short-term funding. There was no commercial paper outstanding as of September 30, 2024 (December 31, 2023 – $130 million).

Credit facility

The Company has a $2.0 billion syndicated credit facility agreement which matures in November 2027 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for its commercial paper program). There were no outstanding borrowings under the credit facility as of September 30, 2024 and December 31, 2023. Based on the Company’s current credit ratings, the cost of borrowing under the facility is priced at the Term Secured Overnight Financing Rate (“SOFR”)/Euro Interbank Offered Rate (“EURiBOR”)/Simple Sterling Overnight Index Average (“SONIA”) plus 102.5 basis points. The Company has the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.6 billion.

The Company guarantees borrowings by its subsidiaries under the credit facility. The Company must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If the Company were to complete an acquisition with a purchase price of over $500 million, the Company may elect, subject to notification, to temporarily increase the ratio of net debt to EBITDA to 5.0:1 at the end of the quarter within which the transaction closed and for each of the three immediately following fiscal quarters. At the end of that period, the ratio would revert to 4.5:1. As of September 30, 2024, the Company complied with this covenant as its ratio of net debt to EBITDA, as calculated under the terms of its syndicated credit facility, was 0.4:1.

Foreign exchange contracts

The Company previously entered into foreign exchange contracts that were intended to reduce foreign currency risk related to a portion of its former indirect investment in LSEG, which was denominated in British pounds sterling. These instruments were not related to changes in the LSEG share price. In May 2024, the Company settled its remaining foreign exchange contracts in conjunction with the sale of its remaining shares in LSEG (see note 8).

In the nine months ended September 30, 2024, the Company settled foreign exchange contracts with a notional amount of £1.2 billion ($1.6 billion) for net proceeds of $24 million in conjunction with the sale of 16.0 million LSEG shares.

In the nine months ended September 30, 2023, the Company settled foreign exchange contracts with a notional amount £2.7 billion ($3.5 billion) for net proceeds of $151 million in conjunction with the sale of 43.9 million LSEG shares.

In the nine months ended September 30, 2024, losses of $2 million (2023 – losses of $68 million) were reported within “Other finance (costs) income” in the consolidated income statement (see note 7) with respect to these foreign exchange contracts due to fluctuations in the U.S. dollar – British pounds sterling exchange rate.

Fair Value

The fair values of cash and cash equivalents, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Current indebtedness” or “Long-term indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, current or non-current, in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps is estimated based upon discounted cash flows using applicable current market rates and considering non-performance risk.

The following is a summary of debt and related derivative instruments that hedge the cash flows of debt:

	Carrying Amount		Fair Value
September 30, 2024	Primary Debt Instruments	Derivative Instruments (Asset)	Primary Debt Instruments	Derivative Instruments (Asset)
C$1,400, 2.239% Notes, due 2025	1,036	(42)	1,024	(42)
$500, 3.35% Notes, due 2026	499	–	492	–
$350, 4.50% Notes, due 2043(1)	116	–	99	–
$350, 5.65% Notes, due 2043	342	–	360	–
$400, 5.50% Debentures, due 2035	397	–	424	–
$500, 5.85% Debentures, due 2040	493	–	531	–
Total	2,883	(42)	2,930	(42)
Current portion	1,036	(42)
Long-term portion	1,847	–

	Carrying Amount		Fair Value
December 31, 2023	Primary Debt Instruments	Derivative Instruments (Asset)	Primary Debt Instruments	Derivative Instruments (Asset)
Commercial paper	130	–	130	–
C$1,400, 2.239% Notes, due 2025	1,060	(65)	1,026	(65)
$450, 3.85% Notes, due 2024(1)	242	–	239	–
$500, 3.35% Notes, due 2026	499	–	482	–
$350, 4.50% Notes, due 2043(1)	116	–	95	–
$350, 5.65% Notes, due 2043	342	–	346	–
$400, 5.50% Debentures, due 2035	396	–	415	–
$500, 5.85% Debentures, due 2040	492	–	519	–
Total	3,277	(65)	3,252	(65)
Current portion	372	–
Long-term portion	2,905	(65)

(1)	Notes were partially redeemed in October 2018.

In September 2024, the Company repaid the remaining $242 million balance of its $450 million, 3.85% notes with cash on hand upon maturity.

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

●	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
●	Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

September 30, 2024				Total

Assets	Level 1	Level 2	Level 3	Balance
Money market accounts	–	1,388	–	1,388
Other receivables(1)	–	–	288	288
Financial assets at fair value through earnings	–	1,388	288	1,676
Financial assets at fair value through other comprehensive income(2)	1	–	84	85
Derivatives used for hedging(3)	–	42	–	42
Total assets	1	1,430	372	1,803
Liabilities
Contingent consideration(4)	–	–	(55)	(55)
Financial liabilities at fair value through earnings	–	–	(55)	(55)
Total liabilities	–	–	(55)	(55)

December 31, 2023				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	–	906	–	906

Other receivables(1)	–	–	263	263

Foreign exchange contracts(5)	–	58	–	58

Financial assets at fair value through earnings	–	964	263	1,227

Financial assets at fair value through other comprehensive income(2)	33	–	65	98

Derivatives used for hedging(3)	–	65	–	65

Total assets	33	1,029	328	1,390

Liabilities

Foreign exchange contracts(5)	–	(32)	–	(32)

Contingent consideration(4)	–	–	(22)	(22)

Financial liabilities at fair value through earnings	–	(32)	(22)	(54)

Total liabilities	–	(32)	(22)	(54)

(1)	Receivables under indemnification arrangement (see note 19).
(2)	Investments in entities over which the Company does not have control, joint control or significant influence.
(3)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness.
(4)

Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase, and to purchase shares from minority owners of a subsidiary.

(5)	Related to the management of foreign exchange risk on a portion of the Company’s former indirect investment in LSEG.

The receivable from the indemnification arrangement is a level 3 in the fair value measurement hierarchy. The increase in the receivable between December 31, 2023 and September 30, 2024 is primarily due to fair value gains based on interest rates associated with the indemnifying party’s credit profile and net foreign exchange gains, which are included within “Earnings from discontinued operations, net of tax”, in the consolidated income statement.

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the nine months ended September 30, 2024.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

●	The fair value of investments reflect quoted market prices and pricing from equity funding rounds, as applicable;
●	The fair value of cross-currency interest rate swaps and foreign exchange contracts are calculated as the present value of the estimated future cash flows based on observable yield curves;

●	The fair value of other receivables considers estimated future cash flows, current market interest rates and non-performance risk; and
●	The fair value of contingent consideration is calculated based on estimates of future revenue performance or the achievement of certain commercial milestones.

Note 13: Other Non-Current Assets

	September 30,	December 31,

	2024	2023

Net defined benefit plan surpluses	51	45

Cash surrender value of life insurance policies	368	354

Deferred commissions	81	108

Other non-current assets(1)	123	111

Total other non-current assets	623	618

(1)	Includes a tax receivable from HM Revenue & Customs (“HMRC”) of $95 million and $91 million as of September 30, 2024 and December 31, 2023, respectively (see note 19).

Note 14: Payables, Accruals and Provisions

	September 30,	December 31,

	2024	2023

Trade payables	196	181

Accruals	723	798

Provisions	95	92

Other current liabilities	49	43

Total payables, accruals and provisions	1,063	1,114

Note 15: Provisions and Other Non-Current Liabilities

	September 30,	December 31,

	2024	2023

Net defined benefit plan obligations	509	535

Deferred compensation and employee incentives	76	74

Provisions	68	71

Other non-current liabilities	17	12

Total provisions and other non-current liabilities	670	692

Note 16: Capital

Share repurchases – Normal Course Issuer Bid (“NCIB”)

The Company buys back shares (and subsequently cancels them) from time to time as part of its capital strategy. On November 1, 2023, the Company announced that it planned to repurchase up to $1.0 billion of its common shares. In May 2024, the Company completed this plan.

Details of share repurchases were as follows:

	Nine months ended September 30,
	2024	2023

Share repurchases (millions of U.S. dollars)	639	718

Shares repurchased (number in millions)	4.1	6.0

Share repurchases - average price per share in U.S. dollars	$156.92	$120.10

Dividends

Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan.

Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

Dividends declared per common share	$0.54	$0.49	$1.62	$1.47
Dividends declared	243	224	730	686

Dividends reinvested	(7)	(6)	(22)	(14)

Dividends paid	236	218	708	672

Note 17: Supplemental Cash Flow Information

Details of “Other” within the net cash provided by operating activities section in the consolidated statement of cash flow are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Non-cash employee benefit charges	38	31	108	106
Net losses (gains) on foreign exchange and derivative financial instruments	31	(117)	6	76
Fair value adjustments (see note 5)	–	(6)	(8)	(1)

Other	(13)	3	67	7

	56	(89)	173	188

Details of “Changes in working capital and other items” are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Trade and other receivables	68	18	112	49
Prepaid expenses and other current assets	47	22	36	56
Payables, accruals and provisions	39	21	(148)	(328)
Deferred revenue	7	(23)	27	29
Income taxes(1)	44	222	258	648

Other	1	(3)	(33)	(37)
	206	257	252	417

(1)	All periods include current tax liabilities that were recorded on the sale of LSEG shares (see note 8), for which the tax payments are included in investing activities.

Details of income taxes paid are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Operating activities - continuing operations	(25)	(11)	(171)	(118)
Investing activities - continuing operations	(65)	(273)	(202)	(543)

Investing activities - discontinued operations	–	–	–	(1)

Total income taxes paid	(90)	(284)	(373)	(662)

Note 18: Acquisitions

Acquisitions comprise the purchase of all the equity interests of the businesses acquired. Acquisitions are integrated into existing operations of the Company to broaden its offerings to customers as well as its presence in global markets. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Acquisitions also include investments in businesses in which the Company does not have a controlling interest, as well as the acquisition of assets.

Acquisition activity

The number of acquisitions completed, and the related consideration for the three and nine months ended September 30, 2024 and 2023 were as follows:

	Three months ended September 30,		Nine months ended September 30,
Number of transactions	2024	2023	2024	2023
Businesses acquired	1	2	3	3
Investments in businesses	2	–	6	5

Asset acquisitions	–	–	1	–
	3	2	10	8

	Three months ended September 30,		Nine months ended September 30,
Total consideration	2024	2023	2024	2023
Businesses acquired	7	707	457	1,220

Less: Cash acquired	–	(10)	(12)	(35)
Businesses acquired, net of cash	7	697	445	1,185
Investments in businesses(1)	15	(24)	24	11
Asset acquisitions	–	–	15	–

Deferred and contingent consideration payments	3	5	8	5
	25	678	492	1,201

(1)

The three months ended September 30, 2023 reflects the reclassification of the Company’s initial investment in Casetext, Inc., which was acquired in August 2023, and included within businesses acquired, net of cash, amounts above.

The following provides a brief description of the most significant acquisitions completed in the nine months ended September 30, 2024 and 2023:

Date	Company	Acquiring Segments	Description
January 2024	Pagero Group AB (publ) (“Pagero”)	Corporates	A global leader in e-invoicing and indirect tax solutions, which it delivers through its Smart Business Network.
January 2024	World Business Media Limited	Reuters News	A cross-platform, subscription-based provider of editorial coverage for the global P&C and specialty (re)insurance industry.
August 2023	Casetext, Inc.	Legal Professionals	A business that uses artificial intelligence and machine learning to enable legal professionals to work more efficiently.
July 2023	Imagen Ltd	Reuters News	A media asset management company.
January 2023	SurePrep LLC	Corporates and Tax & Accounting Professionals	A provider of tax automation software and services.

The details of net assets acquired were as follows:

	September 30,
	2024
	Pagero	Other	Total
Cash and cash equivalents	10	2	12
Trade receivables	22	3	25
Prepaid expenses and other current assets	6	–	6
Current assets	38	5	43
Property and equipment	9	–	9
Computer software	254	–	254
Other identifiable intangible assets	30	19	49
Equity method investments	45	–	45
Other non-current assets	5	–	5
Total assets	381	24	405
Payables and accruals	(40)	(1)	(41)
Current taxes payable	(5)	(1)	(6)
Deferred revenue	(14)	(5)	(19)
Other financial liabilities	(2)	(6)	(8)
Current liabilities	(61)	(13)	(74)
Long-term indebtedness	(48)	–	(48)
Provisions and other non-current liabilities	(3)	–	(3)
Other financial liabilities	(14)	(24)	(38)
Deferred tax	(29)	(5)	(34)
Total liabilities	(155)	(42)	(197)
Net assets acquired	226	(18)	208
Goodwill	571	66	637
Non-controlling interests	(388)	–	(388)
Total	409	48	457
Businesses acquired, net of cash	399	46	445

	September 30,
	2023
	Sureprep LLC	Casetext, Inc.	Other	Total
Cash and cash equivalents	25	8	2	35
Trade receivables	8	1	2	11
Prepaid expenses and other current assets	3	3	–	6
Current assets	36	12	4	52
Property and equipment	2	–	–	2
Computer software	180	185	8	373
Other identifiable intangible assets	13	17	7	37
Other non-current assets	1	–	–	1
Total assets	232	214	19	465
Payables and accruals	(5)	(3)	(5)	(13)
Deferred revenue	(47)	(5)	(2)	(54)
Current liabilities	(52)	(8)	(7)	(67)
Provisions and other non-current liabilities	(1)	–	(1)	(2)
Deferred tax	(9)	(38)	(4)	(51)
Total liabilities	(62)	(46)	(12)	(120)
Net assets acquired	170	168	7	345
Goodwill	343	490	42	875
Total	513	658	49	1,220
Businesses acquired, net of cash	488	650	47	1,185

The excess of the purchase price over the net assets acquired was recorded as goodwill and reflects synergies and the value of the acquired workforce. Relative to the acquisitions completed in the nine months ended September 30, 2024 and 2023, the majority of goodwill is not expected to be deductible for tax purposes.

Purchase price allocation

Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

In the three months ended September 30, 2024, the Company recorded adjustments for its Pagero acquisition, which impacted computer software, other identifiable intangible assets, goodwill, equity method investments, cash and cash equivalents and other assets.

Pagero

In January 2024, the Company acquired a controlling interest in Pagero through a public tender offer. Subsequently, the Company purchased the remaining interests from the non-controlling shareholders to increase its ownership of Pagero to 100%.

The non-controlling interest was measured at fair value, based on the tender offer price of SEK 50 per share, on the date of acquisition and recorded as part of equity. After the date of acquisition, the non-controlling interest was adjusted for its proportionate share of changes in equity. After the Company gained control of Pagero, purchases of the remaining shares from the non-controlling interests reduced equity and were presented in financing activities within the consolidated statement of cash flow.

Other

The revenues and operating profit of acquired businesses were not material to the Company’s results of operations.

Note 19: Contingencies

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, privacy and data protection matters, defamation matters and intellectual property infringement matters. The outcome of all the matters against the Company is subject to future resolution, including uncertainties of litigation. Litigation outcomes are difficult to predict with certainty due to various factors, including but not limited to: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both trial and appellate levels; and the unpredictable nature of opposing parties. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, the Company performs an expected value calculation to determine its provisions. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Prior to December 31, 2023, the Company paid $430 million of tax as required under notices of assessment issued by the U.K. tax authority, HM Revenue & Customs (“HMRC”), under the Diverted Profits Tax (“DPT”) regime that collectively related to the 2015, 2016, 2017 and 2018 taxation years of certain of its current and former U.K. affiliates. The Company does not believe these current and former U.K. affiliates fall within the scope of the DPT regime. Because the Company believes its position is supported by the weight of law, it intends to vigorously defend its position and will continue contesting these assessments through all available administrative and judicial remedies. As the assessments largely relate to businesses that the Company has sold, the majority are subject to indemnity arrangements under which the Company has been required to pay additional taxes to HMRC or the indemnity counterparty.

The Company does not believe that the resolution of these matters will have a material adverse effect on its financial condition taken as a whole. Payments made by the Company are not a reflection of its view on the merits of the case. As the Company expects to receive refunds of substantially all of the aggregate of amounts paid pursuant to these notices of assessment, it has recorded substantially all of these payments as non-current receivables from HMRC or the indemnity counterparty, in its financial statements.

Guarantees

The Company has an investment in 3 Times Square Associates LLC (“3XSQ Associates”), an entity jointly owned by a subsidiary of the Company and Rudin Times Square Associates LLC (“Rudin”), that owns and operates the 3 Times Square office building (“the building”) in New York, New York. In June 2022, 3XSQ Associates obtained a $415 million, 3-year term loan facility to refinance existing debt, fund the building’s redevelopment, and cover interest and operating costs during the redevelopment period. The building is pledged as loan collateral. Thomson Reuters and Rudin each guarantee 50% of (i) certain principal loan amounts and (ii) interest and operating costs. Thomson Reuters and Rudin also jointly and severally guarantee (i) completion of commenced works and (ii) lender losses arising from disallowed acts, environmental or otherwise. To minimize economic exposure to 50% for the joint and several obligations, Thomson Reuters and a parent entity of Rudin entered into a cross-indemnification arrangement. The Company believes the value of the building is expected to be sufficient to cover obligations that could arise from the guarantees. The guarantees do not impact the Company’s ability to borrow funds under its $2.0 billion syndicated credit facility or the related covenant calculation.

Note 20: Related Party Transactions

As of September 30, 2024, the Company’s principal shareholder, Woodbridge, beneficially owned approximately 70% of the Company’s common shares.

Transactions with YPL

In the nine months ended September 30, 2024, the Company received $1.8 billion of dividends from YPL related to the sale of the Company’s remaining indirectly owned LSEG shares. See note 8 for further details about these transactions.

Transactions with 3XSQ Associates

The Company follows the equity method of accounting for its investment in 3XSQ Associates. In the nine months ended September 30, 2024, the Company contributed $10 million in cash pursuant to a capital call. The Company also paid approximately $3 million of rent to 3XSQ Associates for office space in the building.

Except for the above transactions, there were no new significant related party transactions during the first nine months of 2024. Refer to “Related party transactions” disclosed in note 32 of the Company’s consolidated financial statements for the year ended December 31, 2023, which are included in the Company’s 2023 annual report, for information regarding related party transactions.

Note 21: Subsequent Events

Acquisition

On October 22, 2024, the Company announced that it acquired Materia, a U.S.-based startup that specializes in the development of an agentic AI assistant for the tax, audit and accounting profession. The Company is in the process of allocating the purchase consideration to the assets and liabilities assumed for accounting purposes.

Sale Agreement

On October 3, 2024, the Company announced the signing of a definitive agreement to sell its FindLaw business. FindLaw operates an online legal directory and provides website creation and hosting services, law firm marketing solutions, and peer rating services. The sale is expected to close in the fourth quarter of 2024 contingent on receiving regulatory approvals and satisfaction of other customary closing conditions. The Company expects to record a gain on this transaction.